1933 Act File No.: 333-[  ]
1940 Act File No.: 811-23503

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: iCapital Markets LLC

C.	Complete address of depositor’s principal executive offices:

iCapital Markets LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Stephen Clancy Alaia Capital, LLC 60 East 42nd St. 27th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated October 3, 2024
Subject to Completion

m+ Buffer 20 Fund

m+ funds Trust, Series 1-48

(A unit investment trust that is a series of m+ funds Trust)

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. iCapital Markets LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. The Reference Asset for Series 1-48 is the iShares® China Large-Cap ETF. Please see “Description of the iShares® China Large-Cap ETF” for additional information regarding the Reference Asset. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the m+ Buffer 20 Fund, m+ funds Trust, Series 1-46 (Registration No. 333-281367) as filed on September 10, 2024, which shall be used as the preliminary prospectus for this series

Description of the iShares® China Large-Cap ETF

The iShares® China Large-Cap ETF (the “FXI”) is an investment portfolio maintained and managed by iShares Trust and advised by BlackRock Fund Advisors (“BFA”). The shares of the FXI are listed and trade on the NYSE Arca under the ticker symbol “FXI.” iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI.

Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 50 Index (previously known as the “FTSE China 25 Index”). The FTSE China 50 Index is designed to measure the performance of the largest companies in the Chinese equity market that trade on the Stock Exchange of Hong Kong (the “HSKE”) and are available to international investors. The FXI uses a representative sampling strategy (as described below under “Representative Sampling”) to track the FTSE China 50 Index. The returns of the FXI may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Investment Strategy — Representative Sampling

The FXI pursues a “representative sampling” strategy in attempting to track the performance of the FTSE China 50 Index, and may or may not hold all of the equity securities included in the FTSE China 50 Index. The FXI invests in a representative sample of securities that collectively has an investment profile similar to the FTSE China 50 Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE China 50 Index.

The FXI generally invests at least 80% of its assets in the component securities of the FTSE China 50 Index and in investments that have economic characteristics that are substantially identical to the component securities of the FTSE China 50 Index (i.e., depositary receipts representing securities of the FTSE China 50 Index). The FXI may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the FTSE China 50 Index, but which BFA believes will help the FXI track the FTSE China 50 Index.

Correlation

The FTSE China 50 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE China 50 Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the FXI’s portfolio and the FTSE China 50 Index resulting from the FXI’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the FXI but not to the FTSE China 50 Index. The FXI, using a representative sampling indexing strategy, can be expected to have a greater tracking error (i.e., the correlation is weaker) than a fund using replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Description of the FTSE China 50 Index

All information in this document regarding the FTSE China 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. FTSE owns the copyright and all other rights to the FTSE China 50 Index. FTSE has no obligation to continue to publish, and may discontinue publication of, the FTSE China 50 Index.

The FTSE China 50 Index is a stock index calculated, published and disseminated by FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE China 50 Index is quoted in Hong Kong dollars (“HKD”) and currently is based on the 50 largest and most liquid Chinese stocks (called “H” shares, “Red Chip” shares and “P Chips” shares), listed and trading on the HKSE. “H” shares are securities of companies incorporated in mainland China that trade on the HKSE. “Red Chip” is a company incorporated outside of mainland China that trades on the HKSE. A “P Chip” is a company incorporated outside of mainland China that trades on the HKSE and has its headquarters or establishment in mainland China with a majority of its revenue or assets derived from the People’s Republic of China. “H” shares, “Red Chip” shares and “P Chip” shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People’s Republic of China.

Computation of the Index

The FTSE China 50 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

where • i=1,2,…,N, N is the number of securities in the index, p is the latest trade price of the component security (or the price at the close of the FTSE China 50 Index on the previous day), e is the exchange rate required to convert the security’s home currency into the index’s base currency, s is the number of shares of the security in issue, f is the investability weighting factor (this factor is published by the FTSE for each security in the index) adjusted in accordance with the policies of FTSE, c is the capping factor published by FTSE at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities to be made without distorting the index.

The FTSE China 50 Index uses actual trade prices for securities with local stock exchange quotations and WM/Refinitiv Closing Spot Rates™ for its calculations. Under this methodology, free float restrictions include: (i) shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments), (ii) shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated (iii) shares held within employee share plans, (iv) shares held by public companies or non-listed subsidiaries of public companies, (v) all shares where the holder is subject to a lock-in clause (for the duration of that clause), (vi) shares held by an investor, investment company or an investment fund for strategic reasons as evidenced by specific statements to that effect in publicly available announcements, has an employee on the board of directors of a company, has a shareholder agreement, has successfully placed a current member to the board of directors, or has nominated a current member to the board of directors alongside a shareholder agreement with the company, (vii) shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted, (viii) shares that are non-negotiable which are held by companies that have not converted these shares following the A Share reform, (ix) non-tradable A Shares subject to a lock-in (until the lock-in expires and the shares are freely tradable on the exchange).

Foreign ownership limits, if any, are applied after calculating the actual free float restriction. FTSE Russell’s index methodology takes account of the restrictions placed on the equity holdings of foreigners in a company where these have been imposed by governments or regulatory authorities, or where they have been explicitly set out in a company’s constitution. Where the presence of foreign ownership restrictions creates a limit on foreign ownership (the Foreign Ownership Limit or FOL) that is more restrictive than the calculated free float for a company, the precise Foreign Ownership Limit is used in place of the free float for the purposes of calculating the company’s investability weight. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied. The FTSE China 50 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE China 50 Index. Implementation of any changes takes place in March, June, September and December. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE China 50 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded.

Price. There must be an accurate and reliable price for the purposes of determining the market value of a company.

Liquidity. Each security will be tested for liquidity on a semi-annual basis in March and September by calculation of its monthly median of daily trading volume as part of the FTSE All World Index review. When calculating the median of daily trading volume of any security for a particular month, a minimum of 5 trading days in that month must exist, otherwise the month will be excluded from the test. For each month, the daily trading volume for each security is calculated as a percentage of the shares in issue for that day adjusted by the free float at the review cut off date. These daily values are then ranked in descending order and the median is taken by selecting the value for the middle ranking day if there is an odd number of days and the mean of the middle two if there is an even number of days. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trading volume for that month. Any period of suspension will not be included in the test.

New Issues. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trading volume each month, on a pro-rata basis since listing. When testing liquidity the free float weight as at the last date in the testing period will be used for the calculation for the whole of that period. This rule will not apply to new issues added under the Fast Entry Rule.

The FTSE China 50 Index, like other indices of the FTSE, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE China 50 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the HKSE is fully electronic and effected through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 9:30 a.m. to 12:00 p.m. and then from 1:00 p.m. to 4:00 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:00 a.m. or 4:00 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the FTSE China 50 Index on the HKSE, the closing level of the FTSE China 50 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer’s securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company’s shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed to in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a “cash” company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the FTSE China 50 Index may be limited by suspension of trading of individual stocks which comprise the FTSE China 50 Index.

Risks Related to the iShares® China Large-Cap ETF

Risk of Investing in China.

Investments in Chinese securities, including certain Hong Kong-listed and U.S.-listed securities, subject the FXI to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability.

Chinese companies are also subject to the risk that Chinese authorities can intervene in their operations and structure. Internal social unrest or confrontations with neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation.

China has experienced security concerns, such as terrorism and strained international relations. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity and strained international relations, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the FXI invests. Incidents involving China’s or the region’s security may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the FXI’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Reduction in spending on Chinese products and services, supply chain diversification, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions or a trade war between China and the U.S. or in response to actual or alleged Chinese cyber activity) or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The FTSE China 50 Index may include companies that are subject to economic or trade restrictions (but not investment restrictions) imposed by the U.S. or other governments due to national security, human rights or other concerns of such government. So long as these restrictions do not include restrictions on investments, the FXI is generally expected to invest in such companies, consistent with its objective to track the performance of the FTSE China 50 Index. Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries. As a result, information about the Chinese securities in which the FXI invests may be less reliable or complete.

Chinese companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which would significantly decrease the liquidity and value of the securities. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies, and shareholders may have limited legal remedies. The FXI is not actively managed and does not select investments based on investor protection considerations.

Exchange rate movements may impact the value of the units of this series.

The units of this series will be denominated in U.S. dollars. Since the value of the non-U.S. securities included in the FXI is quoted in a currency other than U.S. dollars and, as per the FXI, is converted into U.S. dollars, any amounts payable on the units of this series will depend in part on the relevant exchange rates.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.1.2	Amendment No. 2 dated September 8, 2022 to the Master Trust Agreement, by and among Axio Financial LLC, as depositor and evaluator, Alaia Capital, LLC, as portfolio consultant and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

1.1.3	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.4	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2.1	Certificate of Merger of iCapital Securities, LLC with and into Axio Financial LLC, dated November 30, 2023 (incorporated by reference to Exhibit 1.2.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

1.3

Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.3.1

Second Amended and Restated Limited Liability Company Agreement of iCapital Markets LLC (f/k/a Axio Financial LLC), dated as of November 30, 2023 (incorporated by reference to Exhibit 1.3.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of depositor as evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

99.1	Power of Attorney (included on signature page)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

99.3	Resignation of Alaia Capital, LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.3 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

99.4	Appointment of Axio Financial LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.4 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 3rd day of October, 2024.

m+ funds Trust

By: iCapital Markets LLC

By:	/s/ Jason Broder
Name: Jason Broder
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, iCapital Markets LLC, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 3rd day of October, 2024.

iCapital Markets LLC

By:	/s/ Jason Broder
Name: Jason Broder
Title: Principal Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of Messrs. Broder and Scholnick, whose signatures appear below, constitutes and appoints Nicholas Parcharidis (so long as such individual is an authorized signatory of iCapital Markets LLC ), his true and lawful attorney-in-fact and agent, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 3rd day of October, 2024.

Title	Signature

Principal Executive Officer	/s/ Jason Broder
Name: Jason Broder

Principal Financial Officer	/s/ Brett Scholnick
Name: Brett Scholnick

Principal Accounting Officer	/s/ Brett Scholnick
Name: Brett Scholnick